

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2023

Qian Wang
Chief Executive Officer
YSMD, LLC
745 5th Ave, Suite 500
New York, NY 10151

>   **Re: YSMD, LLC**
>   **Offering Statement on Form 1-A**
>   **Post-Qualification Amendment No. 5**
>   **Filed June 16, 2023**
>   **File No. 024-12008**

Dear Qian Wang:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 26, 2023 letter.

Post-Qualification Amendment No. 5

Directors, Executive Officers and Significant Employees, page 43

1.   We note your revised disclosures in response to comment 4. Please further revise to provide all of the information required by Item 10(c) of Form 1-A for each individual listed. Additionally, please revise to ensure that the term of office stated for each individual is accurate. In this regard, we note that you disclose Ms. Kuang's term began in October 2022, but we also note that your Form 1-A underlying the post-qualification amendment, which was filed on November 10, 2022 and qualified on December 8, 2022, discloses Xuefei Hui as Chief Financial Officerr. For executive officers and significant employees who are working part-time, disclose approximately the average number of hours per week or month such person works or is anticipated to work. Refer to Item 10(a)(2) of Form 1-A.

<u>General</u>

2.   We note your response to comment 1, including that you have amended the disclosure on your website to remove the expected annual dividend ratio for each series. However, it appears that your website continues to disclose the expected annual dividend ratio ("Cash return rate for the past 12 months.") and expected monthly dividend for the 1742 Spruce Street property. Please revise or advise as appropriate. To the extent you believe that it is appropriate for your website to include the distribution rate and monthly dividend, as previously stated, please explain the assumptions used to calculate the expected annual dividend ratio and expected monthly dividend, and how you determined you have a reasonable basis for such assumptions, with reference to the items referenced in prior comment 1.

3.   We note your response to comment 3 that Ms. Kuang is the current CFO. However, we note that Ms. Kuang did not sign the offering statement. Please note that in addition to the issuer and its governing body, the offering statement must also be signed by the principal executive officer, principal financial officer, and principal accounting officer. Please revise accordingly.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Howard Efron at 202-551-3439 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Dorrie Yale at 202-551-8776 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jill Wallach, Esq.